Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth consolidated ratio of earnings to fixed charges for each of the last five years and for the six months ended June 30, 2014. For periods prior to the Business Combination Transaction, the ratio represents T-Mobile USA as the accounting acquirer in the business combination.

	Year Ended December 31,					Six Months Ended June 30, 2014
	2009	2010	2011	2012	2013
(dollars in millions)
Earnings available for fixed charges:
(Loss) income before income taxes and earnings from unconsolidated affiliates	$2,328	$2,180	$(4,919)	$(6,991)	$94	$444

Adjustments:
Fixed charges	1,562	1,395	1,487	1,474	2,118	1,131
Amortization of capitalized interest	24	27	31	34	34	17
Capitalized interest	(56)	(35)	(24)	(9)	(5)	(3)
Earnings from Non-Controlling Interests	(6)	(3)	—	—	—	—

Earnings available for fixed charges	$3,852	$3,564	$(3,425)	$(5,492)	$2,241	$1,589

Fixed charges:
Interest expense including capitalized interest	$796	$591	$694	$686	$1,229	$653
Portion of rent expense representative of interest [1]	766	804	793	788	889	478

Fixed charges	$1,562	$1,395	$1,487	$1,474	$2,118	$1,131

Ratio of earnings to fixed charges [2]	2.47	2.55	(3)	(3)	1.06	1.41

1 - The portion of operating rental expense that management believes is representative of interest is estimated to be 33%.

2 - For purposes of calculating the ratio of earnings to fixed charges, earnings available for fixed charges consists of income (loss) before income taxes and earnings from unconsolidated affiliates plus fixed charges and amortization of capitalized interest less capitalized interest and earnings from non-controlling interests. Fixed charges include interest expense including capitalized interest and the portion of operating rental expense that management believes is representative of the appropriate interest component of rental expense. The portion of total rental expense that represents the interest factor is estimated to be 33%.

3 - Due primarily to T-Mobile’s non-cash impairment charges in the years ended December 31, 2012 and 2011, the ratio coverage was less than 1:1 in each of these periods. The Company would have needed to generate additional earnings of $7.0 billion and $4.9 billion in the year ended December 31, 2012 and 2011, respectively, to achieve a coverage of 1:1 in each of these periods.